                                            FILED PURSUANT TO RULE NO. 424(b)(3)
                                            REGISTRATION NO. 333-81313
                                                             333-81313-01

     SUPPLEMENT DATED NOVEMBER 16, 1999 TO PROSPECTUS OF TELECORP PCS, INC. (THE "COMPANY") DATED OCTOBER 13, 1999 (AS FILED WITH THE SECURITIES AND
                   EXCHANGE COMMISSION ON NOVEMBER 15, 1999)

Selected Unaudited Financial Information for the Nine Months Ended September 30, 1999

   The selected financial information of the Company presented below is derived from the unaudited financial information of the Company for the nine months ended September 30, 1999 included herewith. The unaudited pro forma balance sheet data as of September 30, 1999 give effect to our pending acquisition of a 15% minority interest of Viper Wireless, Inc. that we do not currently own and our pending acquisition of TeleCorp LMDS, Inc. as if each of these transactions had occurred on January 1, 1998. The unaudited pro forma statement of operations data for the nine month period ended September 30, 1999 give effect to our Viper Wireless and TeleCorp LMDS transactions as if they had occurred on January 1, 1999. We have provided the pro forma information for informational purposes only and you should not assume that our results would actually have been as shown as if we had completed the transactions on the dates indicated. The financial information set forth in this Supplement should be read in conjunction with the audited consolidated financial statements, related notes, other financial information and Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company appearing in the Company's Prospectus dated October 13, 1999.

                                         Nine Months Ended September 30,
                                       -------------------------------------
                                                             1999
                                                    ------------------------
                                          1998        Actual      Pro Forma
                                       (unaudited)  (unaudited)  (unaudited)
                                       -----------  -----------  -----------
                                             (Dollars in thousands,
                                             except per share data)
Statements of Operations Data:
  Service revenue....................  $      --    $   18,937   $   18,937
  Equipment revenue..................         --        10,322       10,322
  Roaming revenue....................         --        18,942       18,942
                                       ----------   ----------   ----------
    Total revenue....................         --        48,201       48,201
                                       ----------   ----------   ----------
Operating expense:
  Cost of revenue....................         --        23,087       23,087
  Operations and development.........       4,145       25,925       25,925
  Selling and marketing..............       2,488       39,720       39,720
  General and administrative.........      15,576       38,942       44,455
  Depreciation and amortization......         309       35,999       36,884
                                       ----------   ----------   ----------
    Total operating expense..........      22,518      163,673      170,071
                                       ----------   ----------   ----------
    Operating loss...................     (22,518)    (115,472)    (121,871)
Other (income) expense:
  Interest expense...................       5,501       33,248       33,248
  Interest income....................      (2,631)      (4,805)      (4,815)
  Other expense......................          23          160          160
                                       ----------   ----------   ----------
    Net loss.........................     (25,411)    (144,075)    (150,464)
      Accretion of mandatorily
       redeemable preferred stock....      (4,026)     (16,960)     (23,026)
                                       ----------   ----------   ----------
    Net loss attributable to common
     equity..........................  $  (29,437)  $ (161,035)  $ (173,490)
                                       ==========   ==========   ==========
Net loss attributable to common
 equity per share--basic and
 diluted.............................  $    (1.45)  $    (2.30)  $    (2.43)(a)
                                       ==========   ==========   ==========
Weighted average common equity shares
 outstanding--basic and diluted......  20,367,373   70,089,141   71,362,532 (a)
                                       ==========   ==========   ==========

                                                   As of September 30, 1999
                                                   -----------------------------
                                                     Actual      Pro Forma(b)
                                                   ------------  ---------------
Balance Sheet Data:
  Cash and cash equivalents....................... $     80,410   $     80,410
  Working capital.................................       40,726         40,726
  Property and equipment, net.....................      347,348        347,348
  Personal communications services licenses and
   microwave relocation costs.....................      235,760        252,660
  Intangible assets--AT&T agreements, net.........       39,696         37,631
  Total assets....................................      754,783        769,618
  Total debt......................................      629,750        629,750
  Mandatorily redeemable preferred stock, net.....      250,004        267,942
  Total stockholders' deficit.....................     (203,793)      (206,895)

(footnotes to table on following page)

(footnotes to table on preceding page)
--------
(a) Pro forma basic and diluted net loss attributable to common equity per share have been calculated assuming that completion of our pending acquisitions of the remaining minority interest of Viper Wireless, Inc. that we do not currently own and of TeleCorp LMDS, Inc. and the completed acquisitions of Digital PCS, LLC., AT&T Puerto Rico and Wireless 2000, Inc. had been completed at the beginning of periods presented. Since we had a net loss attributable to common equity in each of the periods presented, pro forma basic and diluted net loss attributable to common equity per share is the same.
(b) Gives effect to our pending acquisitions and adjustments relating to completed acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Acquisition History" and "Recent Developments."

Results of Operations

 Nine Months ended September 30, 1999 Compared to Nine Months ended September 30, 1998

   The Company, which launched commercial service in the first quarter of 1999, grew its customer base to 75,723 at September 30, 1999.

   For the nine months ended September 30, 1999, service revenue was $18.9 million, equipment revenue totaled $10.3 million and roaming revenue was $18.9 million. We began offering wireless services in each of our major mainland U.S. markets in the first quarter of 1999, and in Puerto Rico on June 30, 1999. We generated no revenue for the nine months ended September 30, 1998.

   Cost of revenue, consisting mainly of cost of equipment and roaming fees, for the nine months ended September 30, 1999 was $23.1 million. We did not generate any cost of revenue for the nine months ended September 30, 1998.

   Operations and development expense for the nine months ended September 30, 1999 was $25.9 million. This expense was primarily related to the engineering and operating staff required to implement and operate our network. For the nine months ended September 30, 1998, operations and development expense was $4.1 million as the Company was preparing for commercial launch.

   Selling and marketing expense for the nine months ended September 30, 1999 was $39.7 million, as compared to $2.5 million for the nine months ended September 30, 1998. This increase was due to salary and benefits for a substantially larger sales and marketing staff, and all other direct sales costs, including advertising, related to acquiring customers and providing wireless services. During the nine months ended September 30, 1998 the Company was preparing for commercial launch.

   General and administrative expense for the nine months ended September 30, 1999 was $38.9 million, as compared to $15.6 million for the nine months ended September 30, 1998. The increase was due to the growth of billing expense related to our increasing 1999 customer base, as well as the growth of our infrastructure and staffing related to information technology, customer care, finance and legal functions incurred in conjunction with the development and rapid expansion of our markets. During the nine months ended September 30, 1998 the Company was preparing for commercial launch.

   Depreciation and amortization expense for the nine months ended September 30, 1999 was $34.8 million, as compared to $0.3 million for the nine months ended September 30, 1998. This increase was related to the amortization on personal communications services licenses and AT&T agreements, as well as the depreciation of our fixed assets subsequent to the commercial launch of our wireless service markets.

   Interest expense, net of interest income, for the nine months ended September 30, 1999 was $29.6 million, as compared to $2.9 million for the nine months ended September 30, 1998. This increase in net interest expenses was related to borrowings under our senior subordinated discount notes of $344.3 million, our senior credit facilities of $225 million and the issuance of $42.5 million aggregate principal amount of notes under the vendor financing provided by Lucent.

Liquidity and Capital Resources

   Since inception, our activities have consisted principally of hiring a management team, raising capital, negotiating strategic business relationships, planning and participating in the personal communications services auction, initiating research and development, conducting market research and developing our wireless services offering and network. We have been relying on the proceeds from borrowings and issuances of capital stock, rather than revenues, for our primary sources of cash flow. We began commercial operations in December 1998 and began earning recurring revenues by the end of the first quarter of 1999.

   Cash and cash equivalents totaled $80.4 million at September 30, 1999, as compared to $111.7 million at December 31, 1998. This decrease was the result of cash provided by financing activities of $432.8 million, offset by $87.6 million of cash used in operating activities and $376.5 million of cash used in network development, expenditures for microwave relocation, purchase of and deposits on PCS licenses and investing activities.

   During the nine months ended September 30, 1999, we increased long-term debt by $386.4 million, and we received $87.4 million of preferred stock proceeds and receipts of preferred stock subscription receivables, net of direct issuance costs. Cash outlays for capital expenditures required to develop and construct our network totaled $245.5 million and we were required to deposit $32.3 million with the FCC for personal communications services licenses during the nine months ended September 30, 1999. Cash used in operating activities of $87.6 million for the nine months ended September 30, 1999 resulted from a net loss of $144.1 million that was partially offset by non-cash charges of $56.8 million. Net change in assets and liabilities was a reduction of $0.6 million.

   From inception through September 1998, our primary source of financing was notes issued to our stockholders. In July 1996, we issued $0.5 million of subordinated promissory notes to our stockholders. We converted these notes into 50 shares of our series A preferred stock in April 1997. In December 1997, we issued various promissory notes to our stockholders. We converted these notes into mandatorily redeemable preferred stock. From January 1 to September 30, 1998, we borrowed approximately $22.5 million in the form of promissory notes to existing and prospective stockholders to satisfy working capital needs. We converted these notes into equity of TeleCorp in July 1998 in connection with the completion of the venture with AT&T.

   In connection with completion of the venture with AT&T, we received unconditional and irrevocable equity commitments from our stockholders in the aggregate amount of $128.0 million in return for the issuance of preferred and common stock. As of September 30, 1999, approximately $55.5 million of the equity commitments had been funded. The remaining equity commitments will be funded in an installment of $36.3 million in July 2000 and $36.2 million in July 2001.

   We received additional irrevocable equity commitments from our stockholders in the aggregate amount of $5.0 million in return for the issuance of preferred and common stock in connection with the Digital PCS, LLC acquisition. Our stockholders funded $2.2 million of these equity commitments on April 30, 1999, and will fund $1.4 million on each of July 2000 and July 2001.

   We have received additional irrevocable equity commitments from our stockholders in the aggregate amount of approximately $40.0 million in return for the issuance of preferred and common stock in connection with the Puerto Rico acquisition. We received $12.0 million of these commitments on May 24, 1999, and $6.0 million will be funded in December 1999 and $11.0 million will be funded on each of March 30, 2001 and March 30, 2002.

   We also received irrevocable equity commitments from our stockholders in the amount of $32.3 million in connection with Viper Wireless' participation in the FCC's re-auction of C-Block licenses. We received $6.5 million of these equity commitments on May 14, 1999 and $11.0 million on July 15, 1999, and $14.8 million on September 29, 1999. In the aggregate, we have obtained $205.3 million of cash equity commitments, of which 102.0 million had been funded as of September 30, 1999.

   In July 1998, we entered into senior credit facilities with a group of lenders for an aggregate amount of $525.0 million. In October 1999 we entered into amendments to the senior credit facilities under which the amount of credit available to us was increased to $560.0 million. Our senior credit facilities provide for:

  .  a $150.0 million senior secured term loan that matures in January 2007,

  .  a $225.0 million senior secured term loan that matures in January 2008,

  . a $150.0 million senior secured revolving credit facility that matures in January 2007,

  .  a $35.0 million senior secured term loan that matures in May 2009 and

  . an uncommitted $40.0 million senior secured term loan in the form of an expansion facility.

   We must repay the term loans in quarterly installments, beginning in September 2002, and the commitments to make loans under the revolving credit facility are automatically and permanently reduced beginning in April 2005. As of September 30, 1999, $225.0 million had been drawn under the senior credit facilities.

   In May 1998, we entered into a vendor procurement contract with Lucent, under which we agreed to purchase radio, switching and related equipment and services for the development of our network. Lucent agreed to provide us with $80.0 million of junior subordinated vendor financing. This $80.0 million consisted of $40.0 million aggregate principal amount of increasing rate Lucent series A notes due 2012 and $40.0 million aggregate principal amount of increasing rate Lucent series B notes due 2012.

   As of September 30, 1999, we had outstanding approximately $40.0 million of the Lucent series A notes, including $1.6 million of Lucent series A notes issued as payment in kind, plus $2.5 million of additional accrued interest. The $40 million principal amount of Lucent series A notes is subject to mandatory prepayment on a dollar for dollar basis out of the proceeds of future equity offerings in excess of $130.0 million.

   In October 1999, the Company entered into an amended and restated note purchase agreement with Lucent for the issuance of up to $12.5 million of new series A and up to $12.5 million of new series B notes under a vendor expansion facility in connection with prior acquisitions of licenses in certain markets. The terms of these notes issued under these facilities are identical to the original Lucent series A and series B notes.

   In addition, pursuant to the amended and restated Lucent note purchase agreement, Lucent has agreed to take available up to an additional $50.0 million of new vendor financing not to exceed an amount equal to 30% of the value of equipment, software and services provided by Lucent in connection with any additional markets we acquire. This $50.0 million of availability is subject to a reduction up to $20 million on a dollar for dollar basis of any additional amounts Lucent otherwise lends to the Company for such purposes under our senior credit facility. Any notes purchased under this vendor financing facility would be divided equally between Lucent series A and series B notes.

   As of September 30, 1999, we have $20.5 million of debt owed to the U.S. government related to our C-Block and F-Block licenses. This debt is shown on our balance sheet at $17.9 million net of discounts of $2.6 million reflecting the below market interest rates on the debt. We assumed $4.1 million of debt to the U.S. government in connection with the Digital PCS, LLC acquisition. This debt is shown on our balance sheet net of a discount of $0.7 million reflecting the below market interest rate on the debt. In addition, we assumed $7.4 million of debt to the U.S. government in connection with the Wireless 2000 acquisition. This debt is shown on our balance sheet net of a discount of $1.3 million reflecting the below market interest rate on the debt.

   From inception through December 31, 1998, cash outlays for capital expenditures were $108.7 million. The continued construction of our network and the marketing and distribution of wireless communications products and services will require substantial additional capital. We will incur significant amounts of debt to implement our business plan and will therefore be highly leveraged. We estimate that our total capital requirements from our inception until December 31, 2002 will be approximately $1.2 billion. These requirements include license acquisition costs, capital expenditures for network construction, operating cash flow losses and other working capital costs, debt service and closing fees and expenses. Cash outlays for capital expenditures from inception to September 30, 1999 were $354.2 million. We estimate that cash outlays for capital expenditures will total approximately $299.5 million for the year ended December 31, 1999.

                INDEX TO UNAUDITED INTERIM FINANCIAL INFORMATION

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                                                                            Page
                                                                            ----
Consolidated Balance Sheets as of December 31, 1998 and September 30, 1999
 (unaudited)..............................................................  S-6
Consolidated Statements of Operations for the Three and Nine Months ended,
 September 30, 1998 (unaudited) and September 30, 1999 (unaudited)........  S-7
Consolidated Statements of Cash Flows for the Nine Months ended September
 30, 1998 (unaudited) and September 30, 1999 (unaudited)..................  S-8
Notes to Consolidated Financial Statements................................  S-9

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                        As of
                                                         As of      September 30,
                                                      December 31,      1999
                                                          1998       (unaudited)
                                                      ------------  -------------
Current assets:
 Cash and cash equivalents........................... $111,732,841  $ 80,410,108
 Accounts receivable, net............................          --     17,852,412
 Inventory...........................................      778,235    12,125,650
 Prepaid expenses....................................    2,185,444     2,268,836
 Other current assets................................    1,218,263       231,747
                                                      ------------  ------------
   Total current assets..............................  115,914,783   112,888,753
 Property and equipment, net.........................  197,468,622   347,348,394
 PCS licenses and microwave relocation costs.........  118,107,256   235,759,502
 Intangible assets--AT&T agreements and other, net...   26,285,612    39,696,161
 Deferred financing costs, net.......................    8,584,753    18,384,404
 Other assets........................................      283,006       705,964
                                                      ------------  ------------
   Total assets...................................... $466,644,032  $754,783,178
                                                      ============  ============

              LIABILITIES, MANDATORILY REDEEMABLE PREFERRED STOCK
                       AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
 Accounts payable.................................... $ 14,591,922  $ 21,962,774
 Accrued expenses....................................   94,872,262    38,794,385
 Microwave relocation obligation, current portion....    6,636,369     5,297,484
 Long term debt, current portion.....................          --      1,340,378
 Accrued interest....................................    4,490,553     3,635,106
 Deferred revenue....................................          --      1,133,018
                                                      ------------  ------------
   Total current liabilities.........................  120,591,106    72,163,145
 Long-term debt......................................  243,385,066   628,409,693
 Microwave relocation obligation.....................    2,481,059     2,364,544
 Accrued expenses....................................          --      5,028,943
 Deferred rent.......................................      196,063       605,496
                                                      ------------  ------------
   Total liabilities.................................  366,653,294   708,571,821
                                                      ------------  ------------
 Mandatorily redeemable preferred stock, issued
  255,999, and 382,478 shares, respectively and
  outstanding 255,215 and 382,478 shares,
  respectively (liquidation preference $382,802,874
  as of September 30, 1999)..........................  240,408,879   353,014,125
 Deferred compensation...............................       (4,111)       (9,482)
 Treasury stock, 784 and no shares, at cost..........          (8)           --
 Preferred stock subscriptions receivable............  (75,914,054) (103,000,543)
                                                      ------------  ------------
   Total mandatorily redeemable preferred stock,
    net..............................................  164,490,706   250,004,100
                                                      ------------  ------------
 Commitments and contingencies
 Stockholders' equity (deficit):
   Series F preferred stock, par value $.01 per
    share, 10,308,676 and 14,912,778 shares issued
    and outstanding, respectively (liquidation
    preference; $443 as of September 30, 1999)..........   103,087       149,128
   Common stock, par value $.01 per share, issued
    49,357,658 and 74,973,595 shares respectively,
    and outstanding 48,805,184 and 74,973,595 shares,
    respectively.....................................      493,576       749,704
   Additional paid-in capital........................          --      5,379,062
   Deferred compensation.............................       (7,177)     (801,083)
   Common stock subscriptions receivable.............      (86,221)     (190,991)
   Treasury stock, 552,474 and no shares, at cost....          (18)          --
   Accumulated deficit...............................  (65,003,215) (209,078,563)
                                                      ------------  ------------
   Total stockholders' equity (deficit)..............  (64,499,968) (203,792,743)
                                                      ------------  ------------
   Total liabilities, mandatorily redeemable
    preferred stock and stockholders' equity
    (deficit)........................................ $466,644,032  $754,783,178
                                                      ============  ============

  The accompanying notes are an integral part of these consolidated financial statements

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                  (unaudited)

                          For the three months ended    For the nine months ended
                                 September 30                  September 30
                          ----------------------------  ---------------------------
                              1998           1999           1998          1999
                          -------------  -------------  ------------  -------------
Revenue:
  Service revenue.......  $         --   $  12,704,676  $        --   $  18,937,031
  Equipment revenue.....            --       4,672,628           --      10,321,594
  Roaming revenue.......            --       9,455,164           --      18,942,080
                          -------------  -------------  ------------  -------------
    Total revenue.......            --      26,832,468           --      48,200,705
                          -------------  -------------  ------------  -------------
Operating expenses:
  Cost of revenue.......            --      12,979,848           --      23,086,816
  Operations and
   development..........      2,930,301     10,426,905     4,144,673     25,925,009
  Selling and
   marketing............      1,393,136     18,795,152     2,488,497     39,719,864
  General and
   administrative.......      7,681,572     16,501,559    15,576,108     38,942,446
  Depreciation and
   amortization.........        212,608     18,808,120       308,753     34,799,411
                          -------------  -------------  ------------  -------------
    Total operating
     expenses...........     12,217,617     77,511,584    22,518,031    162,473,546
                          -------------  -------------  ------------  -------------
    Operating loss......    (12,217,617)   (50,679,116)  (22,518,031)  (115,472,483)
Other (income) expense:
  Interest expense......      4,271,488     16,839,855     5,500,733     34,447,452
  Interest income.......     (2,490,238)    (1,740,527)   (2,630,576)    (4,805,133)
  Other expense.........        803,416         13,513        23,193        160,188
                          -------------  -------------  ------------  -------------
    Net loss............    (14,802,283)   (65,791,957)  (25,411,381)  (144,075,348)
  Accretion of
   mandatorily
   redeemable preferred
   stock................     (4,026,459)    (7,063,918)   (4,026,459)   (16,959,618)
                          -------------  -------------  ------------  -------------
  Net loss attributable
   to common equity.....   $(18,828,742)  $(72,855,875) $(29,437,840) $(161,034,966)
                          =============  =============  ============  =============
Net loss attributable to
 common equity par
 share--basic and
 diluted................  $       (0.39) $       (0.88) $      (1.45) $       (2.30)
                          =============  =============  ============  =============
Weighted average common
 equity shares
 outstanding--basic and
 diluted................     48,523,467     82,331,434    20,367,373     70,089,141
                          =============  =============  ============  =============

  The accompanying notes are an integral part of these consolidated financial statements

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (unaudited)

                                                   For the nine months ended
                                                         September 30,
                                                  -----------------------------
                                                      1998            1999
                                                  -------------  --------------
Cash flows from operating activities:
 Net loss.......................................  $ (25,411,381) $ (144,075,348)
 Adjustment to reconcile net loss to net cash
  used in operating activities:
 Depreciation and amortization..................        308,753      34,799,411
 Noncash compensation expense associated with
  the issuance of common stock and preferred
  stock.........................................            --              --
 Noncash interest expense.......................        247,900      19,533,603
 Allowance for bad debt.........................                      1,022,267
 Amortization of deferred financing costs.......        232,398       1,199,642
 Amortization of discount on notes payable......        142,696         261,796
Changes in cash flow from operations resulting
 from changes in assets and liabilities:
 Accounts receivable............................            --      (17,923,554)
 Inventory......................................            --      (11,347,415)
 Prepaid expenses...............................       (885,463)        (83,392)
 Other current assets...........................       (135,573)        997,337
 Other assets...................................       (210,413)        715,246
 Accounts payable...............................      7,401,350      11,137,988
 Accrued expenses...............................      7,636,992      15,591,175
 Deferred rent..................................        105,388         409,433
 Accrued interest...............................        569,409        (946,588)
 Deferred revenue...............................            --        1,133,018
                                                  -------------  --------------
   Net cash used in operating activities........     (9,137,108)    (87,575,383)
                                                  -------------  --------------
Cash flows from investing activities:
 Expenditures for network under development,
  wireless network and property and equipment...    (38,599,088)   (245,528,171)
 Capitalized interest on network under
  development and wireless network..............            --       (4,478,356)
 Expenditures for microwave relocation..........     (1,966,669)     (5,678,837)
 Purchase of PCS licenses.......................    (21,000,000)    (72,390,417)
 Deposit on PCS licenses........................            --      (43,647,343)
 Refund of deposit on PCS licenses..............            --       11,361,351
 Purchase of intangibles for AT&T agreements....            --      (16,144,725)
                                                  -------------  --------------
   Net cash used in investing activities........    (61,565,757)   (376,506,498)
                                                  -------------  --------------
Cash flows from financing activities:
 Proceeds from sale of mandatorily redeemable
  preferred stock...............................     14,036,700      64,520,902
 Receipt of preferred stock subscription
  receivable....................................            --        3,740,068
 Direct issuance costs from sale of mandatorily
  redeemable preferred stock....................     (1,027,694)     (2,500,000)
 Proceeds from sale of common stock.............         38,305      21,724,314
 Proceeds from long-term debt...................    255,390,954     397,635,000
 Purchases of treasury shares...................             (7)            (19)
 Payments on notes payable......................     (2,072,573)    (40,223,611)
 Payments of deferred financing costs...........     (9,109,677)    (10,999,293)
 Net decrease in amounts due to affiliates......       (824,164)     (1,138,213)
                                                  -------------  --------------
   Net cash provided by financing activities....    256,431,844     432,759,148
                                                  -------------  --------------
Net increase in cash and cash equivalents.......    185,728,979     (31,322,733)
Cash and cash equivalents at the beginning of
 period.........................................      2,566,685     111,732,841
                                                  -------------  --------------
Cash and cash equivalents at the end of period..  $ 188,295,664  $   80,410,108
                                                  =============  ==============

  The accompanying notes are an integral part of these consolidated financial statements

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

   TeleCorp Holding Corp., Inc. (Holding) was incorporated in the State of Delaware on July 29, 1996 (date of inception). Holding was formed to participate in the Federal Communications Commission's (FCC) Auction of F-Block Personal Communications Services (PCS) licenses (the Auction) in April 1997. Holding successfully obtained licenses in the New Orleans, Memphis, Beaumont, Little Rock, Houston, Tampa, Melbourne and Orlando Basic Trading Areas (BTAs). Holding qualifies as a Designated Entity and Very Small Business under Part 24 of the rules of the FCC applicable to broadband PCS.

   In April 1997, Holding entered into an agreement to transfer the PCS licenses for the Houston, Tampa, Melbourne and Orlando BTAs to four newly-formed entities created by Holding's existing stockholder group: THC of Houston, Inc.; THC of Tampa, Inc.; THC of Melbourne, Inc.; and THC of Orlando, Inc. These licenses were transferred along with the related operating assets and liabilities in exchanges for investment units consisting of Class A, B and C common stock and Series A preferred stock in August 1997. Concurrently, Holding distributed the investment units, on a pro rata basis, in a partial stock redemption to Holding's existing stockholder group and issued an aggregate of approximately $2.7 million in affiliate notes payable to the newly-formed entities. As a result of this distribution, Holding no longer retains any ownership equity interest in the newly-formed entities. Because the above transaction was non-monetary in nature and occurred between entities with the same stockholder group, the transaction was accounted for at historical cost.

   TeleCorp PCS, Inc. (TeleCorp) was incorporated in the State of Delaware on November 14, 1997 by the controlling stockholders of Holding. TeleCorp will be the exclusive provider of wireless mobility services in its licensed regions in connection with a strategic alliance with AT&T Corporation and its affiliates (collectively AT&T). Upon finalization of the AT&T transaction in July 1998, Holding became a wholly-owned subsidiary of TeleCorp (see Management's Discussion and Analysis of Financial Condition and Results of Operations).

2. Basis of Presentation: Unaudited Interim Financial Information

   The unaudited consolidated balance sheet as of September 30, 1999, and the unaudited consolidated statements of operations and cash flows for the three and nine months ended September 30, 1998 and 1999, and related footnotes, have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles. In the opinion of management the interim data includes, all adjustments (consisting of only normally recurring adjustments) necessary for a fair statement of the results for the interim periods. Operating results for the nine months ended September 30, 1999 are not necessarily indicative of results that may be expected for the year ending December 31, 1999.

3. Property and Equipment

   Property and equipment consists of the following:

                                                                 September 30,
                                                   December 31,      1999
                                                       1998       (unaudited)
                                                   ------------  -------------
      Wireless network............................ $        --   $306,052,853
      Network under development...................  170,885,628    17,736,768
      Computer equipment..........................   10,115,063    14,999,193
      Internal use software.......................   11,161,142    19,421,145
      Leasehold improvements......................    3,204,623    10,516,173
      Furniture, fixtures and office equipment....    2,924,233     8,574,678
      Land........................................          --         48,800
                                                   ------------  ------------
                                                    198,290,689   377,349,610
      Accumulated depreciation....................     (822,067)  (30,001,216)
                                                   ------------  ------------
                                                   $197,468,622  $347,348,394
                                                   ============  ============

4. Long-term Debt

   Long-term debt consists of the following:

                                                                  September 30,
                                                     December 31,     1999
                                                         1998      (unaudited)
                                                     ------------ -------------
      Senior subordinated discount notes............ $        --  $344,351,212
      Senior credit facilities......................  225,000,000  225,000,000
      Lucent notes payable..........................   10,460,400   42,515,924
      U.S. Government financing.....................    7,924,666   17,882,935
                                                     ------------ ------------
                                                     $243,385,066 $629,750,071
      Less current portion..........................          --    (1,340,378)
                                                     ------------ ------------
                                                     $243,385,066 $628,409,693
                                                     ============ ============

 Senior Subordinated Discount Notes

   On April 23, 1999, the Company completed the issuance and sale of 11 5/8% Senior Subordinated Discount Notes (the Notes) with an aggregate principal amount at maturity of $575,000,000. The total gross proceeds from the sale of the Notes were $327,635,000. Offering expenses consisting of underwriting, printing, legal and accounting fees totaled $10,999,293. The Notes mature April 15, 2009, unless previously redeemed by the Company. As interest accrues, it will be added to the principal as an increase to interest expense and the carrying value of the Notes until April 15, 2004. The Company will begin paying interest semi-annually on April 15 and October 15 of each year beginning October 15, 2004. The Notes are not collateralized. The Notes are subordinate to all of the Company's existing and future senior debt and ranks equally with all other senior subordinated debt, and ranks senior to all of the Company's existing and future subordinated debt. The Notes are guaranteed by the Company's wholly owned subsidiary, TeleCorp Communications, Inc. As of September 30, 1999 accrued interest added to the principal was $16,716,212.

 Senior Credit Facility

   In July 1998, the Company entered into a credit facility (the Senior Credit Facility) with a group of commercial lenders, under which the Company may borrow up to $525,000,000, in the aggregate, consisting of (i) up to $150,000,000 in revolving loans (the Senior Revolving Credit Facility) with a maturity date of January

2007, (ii) a $150,000,000 term loan (the Tranche A Term Loan) with a maturity date of January 2007, and (iii) a $225,000,000 term loan (the Tranche B Term
Loan) with a maturity date of January 2008. A total of $225,000,000 of indebtedness from the Tranche B Term Loan was outstanding as of December 31, 1998 and September 30, 1999. The Senior Credit Facility also provides for an uncommitted $75,000,000 senior term loan (the Expansion Facility) with a maturity date of January 2008.

   Beginning in September 2002, principal repayments will be made in 18 quarterly installments for the Tranche A Term Loan and 22 quarterly installments for the Tranche B Term Loan. Quarterly principal repayments for the Tranche A Term Loan are as follows: first six, $3,750,000; next four, $9,375,000; last eight, $11,250,000. Quarterly principal repayments for the Tranche B Term Loan are as follows: first 18, $562,500, last four, $53,718,750. Interest payments on the senior credit facility are made quarterly. The Senior Credit Facility contains a prepayment provision whereby certain amounts borrowed must be repaid upon the occurrence of certain specified events.

   The commitment to make loans under the Tranche A Term loan will terminate in July 2001, or earlier if elected by the Company. Beginning in April 2005, the commitment to make loans under the Senior Revolving Credit Facility will be permanently reduced on a quarterly basis through April 2007 as follows: first four reductions, $12,500,000; last four reductions $25,000,000. The unpaid principal on the Senior Revolving Credit Facility is due January 2007. In July 2000, if the undrawn portion of the Tranche A Term Loan exceeds $50,000,000 the amount of the Tranche A Term Loan will be automatically reduced by such excess.

   The interest rate applicable to the Senior Credit Facility is based on, at the Company's option, (i) LIBOR (Eurodollar Loans) plus the Applicable Margin, as defined, or (ii) the higher of the administrative agent's prime rate or the Federal Funds Effective Rate (ABR Loans), plus the Applicable Margin, as defined. The Applicable Margin for Eurodollar Loans will range from 125 to 325 basis points based upon certain events by the Company, as specified. The Applicable Margin for ABR Loans will range from 25 to 225 basis points based upon certain events by the Company, as specified. At December 31, 1998, the interest rate applicable to the Tranche B Term Loan was 8.41%. At September 30, 1998 and 1999, the interest rate applicable to the Tranche B Term Loan was 8.84% and 8.48%, respectively. For the nine months ended September 30, 1998 and 1999, interest incurred on the Tranche B Term Loan was $3.4 million and $14.1 million of which $3.2 million and $9.9 million was expensed and $0.2 million and $4.2 million was capitalized, respectively.

   The loans from the Senior Credit Facility are subject to an annual commitment fee which ranges from 0.50% to 1.25% of the available portion of the Tranche A Term Loan and the Senior Revolving Credit Facility. The Company has expensed $2,351,714 and $2,863,252 for the nine month periods ended September 30, 1998 and 1999 respectively, related to these bank commitment fees. The Senior Credit Facility requires the Company to purchase interest rate hedging contracts covering amounts equal to at least 50% of the total amount of the outstanding indebtedness of the Company. As of December 31, 1998 and September 30, 1999, the Company hedged 100% of its outstanding indebtedness of $225,000,000 to take advantage of favorable interest rate swaps.

   Initially, borrowings under the Senior Credit Facility are subject to a maximum Senior Debt to Total Capital ratio, as defined, of 50%. This ratio is increased to 55% if certain specified operating benchmarks are achieved. In addition, the Company must comply with certain financial and operating covenants. The financial covenants include various debt to equity, debt to EBITDA, interest coverage, and fixed charge coverage ratios, as defined in the Senior Credit Facility. The operating covenants include minimum subscribers, minimum aggregate service revenue, minimum coverage of population and maximum capital expenditure thresholds. As of December 31, 1998 and September 30, 1999, the Company was in compliance with these covenants.

   The Company may utilize the Expansion Facility as long as the Company is not in default of the Senior Credit Facility and is in compliance with each of the financial covenants. However, none of the lenders are required to participate in the Expansion Facility.

   The Senior Credit Facility is collateralized by substantially all of the assets of the Company. In addition, the Senior Credit Facility has been guaranteed by the Company's subsidiaries and shall be guaranteed by subsequently acquired or organized domestic subsidiaries of the Company.

 Lucent Note Agreement

   In May 1998, the Company entered into a Note Purchase Agreement (the Lucent Note Agreement) with Lucent Technologies, Inc. (Lucent) which provides for the issuance of increasing rate 8.5% Series A (the Series A Notes) and 10.0% Series B (the Series B Notes) junior subordinated notes (the Subordinated Notes) with an aggregate face value of $80,000,000. The aggregate face value of the Subordinated Notes shall decrease dollar for dollar, upon the occurrence of certain events as defined in the Lucent Note Agreement. The proceeds of the Subordinated Notes are to be used to develop the Company's network in certain designated areas. As of December 31, 1998, the Company had $10,460,400 outstanding under the Series A Notes. As of September 30, 1999, the Company had $42,515,925 outstanding under the Series A Notes. During the nine months ended September 30, 1999, the Company borrowed and repaid $40,000,000 on the Lucent Series B notes plus $227,778 of accrued interest.

   The Series A and Series B Notes will not amortize and will have a maturity date six months after the final maturity of the Company's high yield debt offering, but in no event later than May 1, 2012. The Series A Notes will have a mandatory redemption at par plus accrued interest from the proceeds of a subsequent equity offering to the extent the net proceeds exceed an amount identified in the Lucent Note Agreement. If the Series A Notes and Series B Notes are not redeemed in full by January 2001 and January 2000, respectively, the interest rate on each note will increase by 1.5% per annum on January 1. However, the interest rate applicable to the Subordinated Notes shall not exceed 12.125%. Interest payable on the Series A Notes and the Series B Notes on or prior to May 11, 2004 shall be payable in additional Series A and Series B Notes. Thereafter, interest shall be paid in arrears in cash on each six month and yearly anniversary of the Series A and Series B closing date or, if cash interest payments are prohibited under the Senior Credit Facility and/or the Senior Subordinated Discount Notes, in additional Series A and Series B Notes. As of December 31, 1998, interest accrued under the Series A Notes of $460,400 has been included in long-term debt. As of September 30, 1999, interest accrued under the Series A Notes of $2,515,925 has been included in long-term debt.

   The Company may redeem the Subordinated Notes held by Lucent or any of its affiliates at any time. The Series A Notes that are not held by Lucent or any of its affiliates may be redeemed by the Company prior to May 2002 and after May 2007. The Series B Notes that are not held by Lucent or any of its affiliates may be redeemed by the Company prior to May 2000 and after May 2005. Any redemption after May 2007, in the case of the Series A Notes, and May 2005, in the case of the Series B Notes, shall be subject to an interest rate premium, as specified. All of the outstanding notes under the Lucent Note Agreement as of December 31, 1998 and September 30, 1999 are held by Lucent. The Company must comply with certain operating covenants. As of December 31, 1998 and September 30, 1999, the Company was in compliance with these operating covenants.

   In addition, Lucent has agreed to make available up to an additional $80,000,000 of junior subordinated vendor financing in amounts up to 30% of the value of the equipment, software and services provided by Lucent in connection with any additional markets the Company acquires, subject to certain conditions as specified (the Vendor Expansion Facility). The expiration date for any notes issued pursuant to the Vendor Expansion Facility is the date which is six months after the scheduled maturity of the Notes, subject to mandatory prepayment if certain future events occur.

 U.S. Government financing

   In 1996, the Company placed $7,500,000 on deposit with the FCC in order to bid on F Block broadband PCS licenses. In April 1997, the Company's application for the PCS licenses was approved. The Company made a down payment of $5,942,835 using the funds from the FCC deposit and issued promissory notes to the

FCC for $23,771,342. The balance of the Company's deposit of $1,557,165 was refunded in April 1997. In April 1997, certain of the PCS licenses with a cost of $15,678,814 and related US. Government financing in the amount of $12,034,212, net of a discount of $2,544,192, was transferred to four newly-formed entities created by the Company's existing stockholder group in August 1997. The terms of the notes include: an interest rate of 6.25%, quarterly interest payments which commenced in July 1998 and continue for the one year thereafter, then quarterly principal and interest payments for the remaining 9 years. The promissory notes are collateralized by the underlying PCS licenses.

   During the nine months ended September 30, 1999, the Company completed the acquisition of additional PCS licenses from Digital PCS, LLC and Wireless 2000, Inc. (Note 5). As part of these acquisitions, the Company assumed additional U.S. Government financing with the FCC amounting to $11,550,646, less a discount of $1,630,562. The terms of the notes include an interest rate of 6.125% for Notes assumed from Digital PCS, LLC and 7.00% for Notes assumed from Wireless 2000, Inc, quarterly interest payments for a two year period and then quarterly principal and interest payments for the remaining eight years.

   These notes are net of a discount of $1,268,272, and $1,368,765 as of December 31, 1998 and September 30, 1999, respectively. The notes were discounted using management's best estimate of the prevailing market interest rate at the time of issuance of 10.25%.

   As of September 30, 1999, minimum required annual principal repayment (undiscounted) under all of the Company's outstanding debt obligations were as follows:

      Quarter ended December 31, 1999.............................      327,389
      For the year ending December 31:
      2000........................................................    1,361,193
      2001........................................................    1,447,737
      2002........................................................    2,102,284
      2003........................................................    5,560,835
      2004........................................................    5,785,195
      Thereafter..................................................  843,935,332
                                                                   ------------
                                                                   $860,519,965
                                                                   ============

5. Acquisitions

   On April 20, 1999, the Company completed the acquisition of 10 MHz PCS licenses covering the Baton Rouge, Houma, Hammond and Lafayette, Louisiana BTA's from Digital PCS, LLC. The total purchase price of $6,113,889 was comprised of $2,334,819 of mandatorily redeemable preferred stock and common stock of the Company, the assumption of U.S. Government financing with the FCC of $4,101,455, less a discount of $608,941, and $286,556 in cash as reimbursement to Digital PCS, LLC, for interest due to the FCC incurred prior to close and legal costs. The entire purchase price has been allocated to the PCS licenses acquired.

   As a result of completing the transaction with Digital PCS, LLC, the Cash Equity Investors have irrevocably committed to contribute $5,000,000 in exchange for mandatorily redeemable preferred stock and common stock over a two year period from the close of this transaction. As of September 30, 1999 the Company has received $2,200,000 of the $ 5,000,000 commitment.

   On May 24, 1999, the Company sold mandatorily redeemable preferred stock and preferred stock to AT&T for $40,000,000. On May 25, 1999, the Company acquired from AT&T 20 MHz PCS licenses covering the San Juan MTA, 27 constructed cell sites, a switching facility, leases for additional cell sites, the extension of the Network Membership License Agreement, Long Distance Agreement, Intercarrier Roamer Services Agreement and AT&T Exclusivity Agreement and the reimbursement of AT&T for microwave relocation costs, salary and lease payments (the Puerto Rico transaction) incurred prior to acquisition. The total purchase price

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY of this asset acquisition was $ 99,694,055 in cash. In addition, the Company incurred legal fees of $252,340 related to this acquisition. The purchase price has been allocated to the assets acquired, as follows:

      PCS licenses................................................  $70,421,295
      Intangible assets--AT&T Agreements..........................   17,310,000
      Cell sites, site acquisition, switching facility assets, and
      other assets................................................    9,015,100
      Microwave relocation costs..................................    3,200,000
                                                                    -----------
                                                                    $99,946,395
                                                                    ===========

   As a result of completing this transaction, the Company's available borrowings under the Lucent Note Agreement increased by $15,000,000 ($7,500,000 of Series A and $7,500,000 of Series B) and certain Cash Equity Investors have committed $39,996,600 in cash in exchange for mandatorily redeemable preferred and common stock. As a part of the financing, the Company paid $2,000,000 to a Cash Equity Investor upon closing the transaction. The Cash Equity Investors cash commitment of $39,996,600 will be funded over a three year period from the close of this transaction. As of September 30, 1999, the Company received $11,998,980 of this cash commitment. In addition, certain officers, the Chief Executive Officer and the Executive Vice President and Chief Financial Officer of the Company were issued a total of 5,318 and 2,380,536 restricted shares of mandatorily redeemable Series E preferred stock and Class A common stock, respectively. The estimated fair value of these shares has been recorded as deferred compensation and is being amortized over the related vesting periods.

   On June 2, 1999 the Company acquired from Wireless 2000, Inc. 15 MHz PCS licenses in the Alexandria, Lake Charles and Monroe, Louisiana BTAs. The total purchase price of $7,448,318 was comprised of $370,810 of mandatorily redeemable preferred stock and common stock of the Company, the assumption of U.S. Government financing with the FCC of $7,449,190, less a discount of $1,021,621, and $649,939 in cash as reimbursement of microwave relocation costs and reimbursement of FCC interest and legal costs. The entire purchase price has been allocated to the PCS licenses acquired.

   In February 1999, Viper Wireless, Inc. (Viper), was formed to participate in the C-Block PCS license re-auction for additional spectrum in most of the Company's markets. Viper was initially capitalized with $100 and was equally owned by the company's Chief Executive Officer and Executive Vice President-Chief Financial Officer. In order to participate in the re-auction, the company paid the FCC an initial deposit of $17,818,549, on behalf of Viper. Simultaneously, the Company transferred this initial deposit to Viper in exchange for an 85% ownership interest which represented a 49.9% voting interest.

   On April 15, 1999, the FCC announced Viper was the high bidder for 15 MHz licenses in New Orleans, Houma and Alexandria, Louisiana, San Juan, Puerto Rico and Jackson, Tennessee and a 30 MHz license in Beaumont, Texas. The total auction price for these licenses is approximately $32,286,000 plus legal costs of $46,566. During the nine months ended September 30, 1999, the FCC refunded $11,361,351 of the initial deposit; however, the Company was required to pay the FCC $11,059,194 as a final deposit on behalf of Viper. As of and for the nine months ended September 30, 1999, Viper had no financial activity other than its capitalization which includes the transfer of the initial deposit to Viper. The company received final regulatory approval of the license transfer from the FCC on September 9, 1999. The entire purchase price has been allocated to the PCS licenses acquired.

   AT&T and certain of the Company's other stockholders have committed an aggregate of up to approximately $32,300,000 in exchange for additional shares of mandatorily redeemable preferred stock, Series F preferred stock and common stock of the Company. As part of this financing, the Company paid approximately $500,000 to an affiliate of a Cash Equity Investor for closing this preferred and common stock

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY financing. In May and July 1999, AT&T and the certain Cash Equity Investors funded approximately $17,516,000 of their commitment to the Company. The Company made its final payment of $14,769,600 to the FCC on September 13, 1999 with respect to these licenses and received the remaining funding commitments from AT&T and certain Cash Equity Investors on September 29, 1999.

6. Commitments

   In May 1998, the Company entered into a vendor procurement contract (the Vendor Procurement Contract) with Lucent, pursuant to which the Company may purchase up to $285,000,000 of radio, switching and related equipment and services for the development of the Company's wireless communications network. Through September 30, 1999, the Company has purchased approximately $140,000,000 of equipment and services from Lucent.

   The Company has operating leases primarily related to retail store locations, distribution outlets, office space, and rent for the Company's network build-out. The terms of some of the leases include a reduction of rental payments and scheduled rent increases at specified intervals during the term of the leases. The Company is recognizing rent expense on a straight-line basis over the life of the lease, which establishes deferred rent on the balance sheet. As of September 30, 1999, the aggregate minimum rental commitments under non-cancelable operating leases are as follows:


         October - December 1999................... $  3,794,049
         For the year ending December 31:
         2000......................................   18,786,811
         2001......................................   18,587,171
         2002......................................   18,311,199
         2003......................................    5,976,624
         2004......................................    8,982,627
         Thereafter................................   24,347,399
                                                    ------------
           Total................................... $108,785,880
                                                    ============

   Rental expense, which is recorded ratably over the lease terms, was approximately $9,700,000 for the nine months ended September 30, 1999.

   The Company has entered into a series of agreements for software licenses, consulting, transition support and maintenance with various vendors. The total future commitments under the agreements are approximately $4,000,000 as of September 30, 1999.

   The Company has entered into letters of credit to facilitate local business activities. The Company is liable under the letters of credit for nonperformance of certain criteria under the individual contracts. The total amount of outstanding letters of credit was $1,476,000 at September 30, 1999. The outstanding letters of credit reduce the amount available to be drawn under the Senior Credit Facility. The Company is unaware of any events that would have resulted in nonperformance of a contract during the nine months ended September 30, 1999.

7. Subsidiary Guarantee

   On April 23, 1999, the Company completed the issuance and sale of 11 5/8% Senior Subordinated Discount Notes. The Notes are fully and unconditionally guaranteed on a joint and several basis by TeleCorp Communications, Inc., one of the Company's wholly-owned subsidiaries. Summarized financial information of TeleCorp, TeleCorp Communications, Inc. and non-guarantor subsidiaries as of September 30, 1999, and for the three months ended September 30, 1999 and for the nine months ended September 30, 1999 as follows:

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

   Balance Sheet Information as of December 31, 1998:

                                               TeleCorp
                                        Communications, Inc.-- Non-Guarantor
                            TeleCorp     Guarantor Subsidiary  Subsidiaries   Eliminations   Consolidated
                          ------------  ---------------------- -------------  -------------  ------------
         ASSETS
Current assets:
 Cash and cash
  equivalents...........  $ 93,046,614       $ 21,440,720      $ (2,754,493)  $         --   $111,732,841
 Accounts receivable....           --                 --                --              --            --
 Inventory..............           --             778,235               --              --        778,235
 Intercompany
  receivables...........   279,077,565                --                --     (279,077,565)          --
 Prepaid expenses.......           --             811,999         1,373,445             --      2,185,444
 Other current assets...       637,102            581,161               --              --      1,218,263
                          ------------       ------------      ------------   -------------  ------------
 Total current assets
  ......................   372,761,281         23,612,115        (1,381,048)   (279,077,565)  115,914,783
 Property and
  equipment, net........     1,500,000         90,072,502       105,912,651         (16,531)  197,468,622
 PCS licenses and
  microwave relocation
  costs.................           --          12,456,838       105,650,418             --    118,107,256
 Intangible assets--
  AT&T agreements.......           --                 --         26,285,612             --     26,285,612
 Deferred financing
  costs, net............     8,584,753                --                --              --      8,584,753
 FCC deposit............           --                 --                --              --            --
 Other assets...........     4,369,680              6,944           276,062      (4,369,680)      283,006
                          ------------       ------------      ------------   -------------  ------------
   Total assets.........  $387,215,714       $126,148,399      $236,743,695   $(283,463,776) $466,644,032
                          ============       ============      ============   =============  ============
LIABILITIES, MANDATORILY
  REDEEMABLE PREFERRED
STOCK AND SHAREHOLDERS'
    EQUITY (DEFICIT)
Current liabilities:
 Due to affiliates......  $        --        $ 92,923,096      $186,154,469   $(279,077,565) $        --
 Accounts payable.......            11          8,331,045         6,260,866             --     14,591,922
 Accrued expenses.......        13,403         41,644,524        53,214,335             --     94,872,262
 Microwave relocation
  obligation............           --           6,636,369               --              --      6,636,369
 Long-term debt.........           --                 --                --              --            --
 Accrued interest.......     3,991,500                --            499,053             --      4,490,553
 Deferred revenue.......           --                 --                --              --            --
                          ------------       ------------      ------------   -------------  ------------
   Total current
    liabilities.........     4,004,914        149,535,034       246,128,723    (279,077,565)  120,591,106
 Long-term debt.........   235,460,400                --          7,924,666             --    243,385,066
 Microwave relocation
  obligation............           --           2,481,059               --              --      2,481,059
 Accrued expenses.......           --                 --                --              --        196,063
 Deferred rent..........           --                 --            196,063             --            --
                          ------------       ------------      ------------   -------------  ------------
   Total liabilities....   239,465,314        152,016,093       254,249,452    (279,077,565)  366,653,294
                          ------------       ------------      ------------   -------------  ------------
 Mandatorily redeemable
  preferred stock.......   240,408,879                --                --              --    240,408,879
 Deferred
  compensation..........           --              (4,111)              --              --         (4,111)
 Treasury stock.........           (8)                --                --              --            (8)
 Preferred stock
  subscriptions
  receivable............   (75,914,054)               --                --              --    (75,914,054)
                          ------------       ------------      ------------   -------------  ------------
   Total mandatorily
    redeemable preferred
    stock...............   164,494,817             (4,111)              --              --    164,490,706
                          ------------       ------------      ------------   -------------  ------------
 Series F preferred
  stock.................       103,087                --                --              --        103,087
 Common stock...........       493,576                --                --              --        493,576
 Additional paid in
  capital...............           --                 --          4,369,680      (4,369,680)          --
 Deferred
  compensation..........           --              (7,177)              --              --         (7,177)
 Common stock
  subscriptions
  receivable............       (86,221)               --                --              --        (86,221)
 Treasury stock.........           (18)               --                --              --            (18)
 Accumulated deficit....   (17,254,841)       (25,856,406)      (21,875,437)        (16,531)  (65,003,215)
                          ------------       ------------      ------------   -------------  ------------
   Total shareholders'
    equity (deficit)....   (16,744,417)       (25,863,583)      (17,505,757)     (4,386,211)  (64,499,968)
                          ------------       ------------      ------------   -------------  ------------
   Total liabilities and
    shareholders' equity
    (deficit)...........  $387,215,714       $126,148,399      $236,743,695   $(283,463,776) $466,644,032
                          ============       ============      ============   =============  ============

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

   Balance Sheet as of September 30, 1999 (unaudited):

                                                 TeleCorp
                                           Communications, Inc.- Non-Guarantor
                               TeleCorp    Guarantor Subsidiary  Subsidiaries
                             ------------  --------------------- -------------
           ASSETS
Current assets:
 Cash and cash
  equivalents............... $ 93,203,433      $(10,164,328)     $ (2,628,997)
 Accounts receivable, net...          --         17,823,462            28,950
 Inventory..................          --         12,125,650               --
 Intercompany receivables...  701,489,565               --                --
 Prepaid expenses...........          --            784,848         1,483,988
 Other current assets.......       31,053           196,248             4,446
                             ------------      ------------      ------------
   Total current assets.....  794,724,051        20,765,880        (1,111,613)
 Property and equipment,
  net.......................    5,513,458       163,707,122       178,198,908
 PCS licenses and microwave
  relocation costs..........    1,292,605       117,306,326       117,160,571
 Intangible assets--AT&T
  agreements................          --                --         39,696,161
 Deferred financing costs,
  net.......................   18,080,655           303,749               --
 FCC deposit................          --        (32,285,994)       32,285,994
 Other assets...............    4,369,680           322,671        17,899,686
                             ------------      ------------      ------------
   Total assets............. $823,980,449      $270,119,754      $384,129,707
                             ============      ============      ============
  LIABILITIES, MANDATORILY
 REDEEMABLE PREFERRED STOCK
  AND SHAREHOLDERS' EQUITY
         (DEFICIT)
Current liabilities:
 Due to affiliates.......... $        --       $327,455,847      $374,033,718
 Accounts payable...........          --          8,069,648        13,893,126
 Accrued expenses...........       24,751        35,078,700         3,690,934
 Long-term debt, current
  portion...................          --                --          1,340,378
 Microwave relocation
  obligation................          --          5,297,484               --
 Accrued interest...........    3,163,174               --            471,932
 Deferred Revenue...........          --          1,133,018               --
                             ------------      ------------      ------------
   Total current
    liabilities.............    3,187,925       377,034,697       393,430,088
                             ------------      ------------      ------------
Long-term debt..............  611,867,136               --         17,882,935
Microwave relocation
 obligation.................          --          2,364,544               --
Accrued expenses............          --                --          5,028,943
Deferred rent...............          --                --            605,496
                             ------------      ------------      ------------
   Total liabilities........  615,055,061       379,399,241       415,607,084
                             ------------      ------------      ------------
Mandatorily redeemable
 preferred stock............  353,014,125               --                --
Deferred compensation.......       (5,371)           (4,111)              --
Treasury stock..............          --                --                --
Preferred stock
 subscriptions receivable... (103,000,543)              --                --
                             ------------      ------------      ------------
Total MRPS..................  250,008,211            (4,111)              --
                             ------------      ------------      ------------
Shareholders' equity
 (deficit):
 Series F preferred stock...      149,128               --                --
 Common stock...............      749,704               --                --
 Additional paid in
  capital...................    5,379,060               --         21,886,075
 Deferred compensation......     (793,906)           (7,177)              --
 Common stock subscriptions
  receivable................     (190,991)              --                --
 Treasury stock.............          --                --                --
 Accumulated deficit........  (46,375,818)     (109,268,199)      (53,363,452)
                             ------------      ------------      ------------
   Total shareholders'
    equity (deficit)........  (41,082,823)     (109,275,376)      (31,477,377)
                             ------------      ------------      ------------
   Total liabilities and
    shareholders' equity
    (deficit)............... $823,980,449      $270,119,754      $384,129,707
                             ============      ============      ============

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

                                                 Eliminations   Consolidated
                                                 -------------  -------------
                     ASSETS
Current assets:
 Cash and cash equivalents...................... $         --   $  80,410,108
 Accounts receivable, net.......................           --      17,852,412
 Inventory......................................           --      12,125,650
 Intercompany receivables.......................  (701,489,565)           --
 Prepaid expenses...............................           --       2,268,836
 Other current assets...........................           --         231,747
                                                 -------------  -------------
   Total current assets.........................  (701,489,565)   112,888,753
Property and equipment, net.....................       (71,094)   347,348,394
PCS licenses and microwave relocation costs.....           --     235,759,502
Intangible assets--AT&T agreements..............           --      39,696,161
Deferred financing costs, net...................           --      18,384,404
FCC deposit.....................................           --             --
Other assets....................................   (21,886,073)       705,964
                                                 -------------  -------------
   Total assets................................. $(723,446,732) $ 754,783,178
                                                 =============  =============
 LIABILITIES, MANDATORILY REDEEMABLE PREFERRED
    STOCK AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
 Due to affiliates.............................. $(701,489,565) $         --
 Accounts payable...............................           --      21,962,774
 Accrued expenses...............................           --      38,794,385
 Long-term debt, current portion................           --       5,297,484
 Microwave relocation obligation................           --       1,340,378
 Accrued interest...............................           --       3,635,106
 Deferred Revenue...............................           --       1,133,018
                                                 -------------  -------------
   Total current liabilities....................  (701,489,565)    72,163,145
                                                 -------------  -------------
 Long-term debt.................................           --     628,409,693
 Microwave relocation obligation................           --       2,364,544
 Accrued expenses...............................           --       5,028,943
 Deferred rent..................................           --         605,496
                                                 -------------  -------------
   Total liabilities............................  (701,489,565)   708,571,821
                                                 -------------  -------------
Mandatorily redeemable preferred stock..........           --     353,014,125
Deferred compensation...........................           --          (9,482)
Treasury stock..................................           --             --
Preferred stock subscriptions receivable........           --    (103,000,543)
                                                 -------------  -------------
Total MRPS......................................           --     250,004,100
                                                 -------------  -------------
Shareholders' equity (deficit):
 Series F preferred stock.......................           --         149,128
 Common stock...................................           --         749,704
 Additional paid in capital.....................   (21,886,073)     5,379,062
 Deferred compensation..........................           --        (801,083)
 Common stock subscriptions receivable..........           --        (190,991)
 Treasury stock.................................           --             --
 Accumulated deficit............................       (71,094)  (209,078,563)
                                                 -------------  -------------
   Total shareholders' equity (deficit).........   (21,957,167)  (203,792,743)
                                                 -------------  -------------
   Total liabilities and shareholders' equity
    (deficit)................................... $(723,446,732) $ 754,783,178
                                                 =============  =============

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   Statement of Operations Information for the three months ended September 30, 1999 (unaudited):

                                          TeleCorp
                                       Communications,
                                       Inc.--Guarantor Non-Guarantor
                           TeleCorp      Subsidiary    Subsidiaries   Eliminations  Consolidated
                         ------------  --------------- -------------  ------------  ------------
Revenue:
 Service revenue........ $        --    $ 12,704,676   $        --    $       --    $ 12,704,676
 Equipment revenue......          --       4,672,628     (1,547,786)    1,547,786      4,672,628
 Roaming revenue........          --       9,366,731      2,791,385    (2,702,952)     9,455,164
                         ------------   ------------   ------------   -----------   ------------
   Total Revenue........          --      26,744,035      1,243,599    (1,155,166)    26,832,468
Operating expenses:
 Cost of revenue........          --      12,979,848            --            --      12,979,848
 Operations and
  development...........          --       8,220,425      3,361,646    (1,155,166)    10,426,905
 Selling and
  marketing.............          --      18,627,088        168,064           --      18,795,152
 General and
  administrative........      389,296     15,407,542        704,721           --      16,501,559
 Depreciation and
  amortization..........      370,298      7,204,795     11,233,027           --      18,808,120
                         ------------   ------------   ------------   -----------   ------------
   Total operating
    expense.............      759,594     62,439,698     15,467,488    (1,155,166)    77,511,584
                         ------------   ------------   ------------   -----------   ------------
   Operating loss.......     (759,594)   (35,695,663)   (14,223,859)          --     (50,679,116)
Other (income) expense:
 Interest expense.......   16,084,418             76        755,361           --      16,839,855
 Interest income........   (1,675,738)       (63,431)        (1,358)          --      (1,740,527)
 Other expense..........          --           6,644          6,869           --          13,513
                         ------------   ------------   ------------   -----------   ------------
   Net loss............. $(15,168,274)  $(35,638,952)  $(14,984,731)  $       --    $(65,791,957)
                         ============   ============   ============   ===========   ============

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

   Statement of Operations Information for the nine months ended September 30, 1999 (unaudited):

                                             TeleCorp
                                       Communications, Inc.- Non-Guarantor
                           TeleCorp    Guarantor Subsidiary  Subsidiaries   Eliminations  Consolidated
                         ------------  --------------------- -------------  ------------  -------------
Revenue:
 Service revenue........ $        --       $ 18,937,031      $        --    $       --    $  18,937,031
 Equipment revenue......          --         10,321,594               --            --       10,321,594
 Roaming revenue........          --         18,853,647         2,791,385    (2,702,952)     18,942,080
                         ------------      ------------      ------------   -----------   -------------
   Total Revenue........          --         48,112,272         2,791,385    (2,702,952)     48,200,705
                         ------------      ------------      ------------   -----------   -------------
Operating expenses:
 Cost of revenue........                     23,086,816               --            --       23,086,816
 Operations and
  development...........          --         20,019,859         8,553,540    (2,648,390)     25,925,009
 Selling and
  marketing.............          --         39,237,880           481,984           --       39,719,864
 General and
  administrative........      742,888        36,077,088         2,122,470           --       38,942,446
 Depreciation and
  amortization..........      542,745        12,959,402        21,297,264           --       34,799,411
                         ------------      ------------      ------------   -----------   -------------
   Total operating
    expense.............    1,285,633       131,381,045        32,455,258    (2,648,390)    162,473,546
                         ------------      ------------      ------------   -----------   -------------
   Operating loss.......   (1,285,633)      (83,268,773)      (29,663,873)      (54,562)   (114,272,841)
Other (income) expense:
 Interest expense.......   32,649,508                76         1,797,868           --       34,447,452
 Interest income........   (4,625,686)         (173,111)           (6,336)          --       (4,805,133)
 Other expense..........        8,089           144,200             7,899           --          160,188
                         ------------      ------------      ------------   -----------   -------------
   Net loss............. $(29,317,544)     $(83,239,938)     $(31,463,304)  $   (54,562)  $(144,075,348)
                         ============      ============      ============   ===========   =============

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

   Cash Flow Information for the nine months ended September 30, 1999
(unaudited):

                                                                TeleCorp
                                                          Communications, Inc.-
                                             TeleCorp     Guarantor Subsidiary
                                           -------------  ---------------------
Cash flows from operating activities:
 Net loss................................. $ (29,317,544)     $ (83,239,938)
 Adjustment to reconcile net loss to net
  cash used in operating activities:
   Depreciation and amortization..........       542,744         13,049,536
   Noncash compensation expense associated
    with the issuance of restricted common
    stock and preferred stock.............           --                 --
   Noncash interest expense associated
    with Lucent notes and senior
    subordinated debt.....................    19,033,533                --
   Allowance for bad debt.................           --             932,267
   Amortization of deferred financing
    costs.................................     1,199,642                --
   Amortization of discount on notes
    payable...............................           --                 --
Changes in cash flow from operations
 resulting from changes in assets and
 liabilities:
 Accounts receivable......................        56,689        (17,058,748)
 Inventory................................           --         (11,347,415)
 Prepaid expenses.........................           --              31,172
 Other current assets.....................       549,360            (80,858)
 Other assets.............................       395,025            220,262
 Accounts payable.........................           --           5,810,780
 Accrued expenses.........................       950,237         12,715,386
 Deferred rent............................           --                 --
 Accrued interest.........................    (1,103,686)           427,657
 Deferred revenue.........................           --                 --
                                           -------------      -------------
   Net cash used in operating activities..    (7,694,000)       (78,539,898)
                                           -------------      -------------
Cash flows from investing activities:
 Expenditures for network under
  development, wireless network and
  property and equipment..................      (325,655)      (111,663,204)
 Capitalized interest on network under
  development and wireless network........    (3,876,641)               --
 Expenditures for microwave relocation....           --          (5,679,738)
 Purchase of PCS licenses.................    (1,371,153)       (69,690,000)
 Deposit on PCS licenses..................   (28,877,743)               --
 Partial refund of deposit on PCS
  licenses................................    11,361,350                --
                                           -------------      -------------
   Net cash used in investing activities..   (23,089,842)      (187,032,942)
                                           -------------      -------------
Cash flows from financing activities:
 Proceeds from sale of mandatorily
  redeemable preferred stock..............    64,364,415                --
 Receipt of preferred stock subscription
  receivable..............................     3,740,068                --
 Direct issuance costs from sale of
  mandatorily redeemable preferred
  stock...................................    (2,500,000)               --
 Proceeds from sale of common stock.......    21,880,791                --
 Proceeds from long-term debt.............   397,635,000                --
 Purchases of treasury shares.............           (19)               --
 Payments on notes payable................   (40,938,898)               --
 Payments of deferred financing costs.....   (10,738,044)          (261,249)
 Proceeds from cash transfers from and
  expenses paid by affiliates.............     4,171,365        315,780,445
 Payments on behalf of and transfers to
  affiliates..............................  (406,674,017)       (81,551,403)
                                           -------------      -------------
   Net cash provided by financing
    activities............................    30,940,661        233,967,793
                                           -------------      -------------
 Net increase in cash and cash
  equivalents.............................       156,819        (31,605,048)
 Cash and cash equivalents at the
  beginning of period.....................    93,046,614         21,440,720
                                           -------------      -------------
 Cash and cash equivalents at the end of
  period.................................. $  93,203,433      $ (10,164,328)
                                           =============      =============

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

8. Subsequent events

 Initial Public Offering

   On November 2, 1999, the Company filed a preliminary prospectus with the Securities and Exchange Commission for an initial public offering of 7,800,000 shares of class A common stock with an estimated price range of $16 to $18 per share.

 Deferred Compensation

   Upon an initial public offering, the certain variable stock option awards will reach their measurement date. At that date, the Company will record deferred compensation expense based on the difference between the estimated fair value and the exercise price of the award. Deferred compensation has been estimated to be $9,400,000 and will be recognized as compensation expense over the related vesting periods, of which approximately $1,700,000 will be recorded as compensation expense in the fourth quarter of 1999.

   In addition, certain variable restricted stock awards will become fixed upon effectiveness of an initial public offering. This will result in estimated deferred compensation of approximately $53,300,000 of which $17,600,000 will be recorded as compensation expense in the fourth quarter of 1999.

   In connection with the Viper Wireless transaction (see Note 5), certain employees, the Chief Executive Officer and the Executive Vice President--Chief Financial Officer will be issued a total of 1,111 and 503,022 shares of mandatorily redeemable Series E preferred stock and Class A common stock, respectively, pending final FCC approval of the share issuance. The Chief Executive Officer and the Executive Vice President--Chief Financial Officer's share's vest immediately and the employees' shares vest ratably over five years. The total estimated fair value of the shares is approximately $8,600,000 which will be recorded as deferred compensation, of which $5,500,000 will be recorded as deferred compensation expense in the fourth quarter of 1999 if final share transfer approval is received for the FCC.

 Stock Split

   On November 8, 1999, the Company filed an amendment to its certificate of incorporation with the Delaware Secretary of State to effect a 3.09-for-1 stock split of its outstanding and authorized Series F preferred stock and all classes of its common stock. The stock split has been retroactively reflected in the financial statements for all periods presented. In addition, the amendment to the Company's certificate of incorporation increased the authorized number of shares of each of the Class A common stock and the Class B common stock by 15 million. In addition, the Board of Directors and the stockholders approved further amendments and restatements to the Company's certificate of incorporation to become effective upon the closing of the Company's pending initial public offering, including a 300 million increase in the number of authorized shares of the Company's class A common stock.

 Pending Acquisitions

   On October 18, 1999, the Company agreed to acquire TeleCorp LMDS, Inc., (TeleCorp LMDS) through an exchange of all of the outstanding stock of TeleCorp LMDS for an estimated aggregate purchase price of approximately $16,900,000. The consideration will be comprised of 2,700 shares of our Series C preferred stock and 834,300 shares of our Class A common stock. TeleCorp LMDS' only assets are LMDS licenses. The purchase price has been preliminarily allocated to the acquired licenses, subject to adjustment, based on a final valuation. TeleCorp LMDS' stockholders are Mr. Vento, Mr. Sullivan and three of the Company's Cash Equity Investors. By acquiring TeleCorp LMDS, the Company will gain local multipoint distribution service, or

          TELECORP PCS, INC. AND SUBSIDIARIES AND PREDECESSOR COMPANY

LMDS, licenses covering 1100 MHz of spectrum in the Little Rock, Arkansas basic trading area (BTA) and 150 MHz of spectrum in each of the Beaumont, Texas, New Orleans, Louisiana, San Juan and Mayeguez Puerto Rico, and the U.S. Virgin Islands BTAs. The LMDS licenses will provide the Company with additional spectrum to use to use as back-haul portions of PCS network traffic in these markets.

   On October 14, 1999, the Company agreed to purchase 15 MHz of additional spectrum in the Lake Charles, Louisiana basic trading area (BTA) from Gulfstream Telecomm, LLC. Total consideration approximates $2,700,000 and consists of $362,844 in cash plus the assumption of approximately $2,300,000 in debt related to the license. Additionally, the Company will reimburse Gulf Telecomm for all interest it paid to the FCC on debt related to the license from June 1998 until the date the transaction is completed.

   Each of these agreements are subject to governmental approvals and other customary conditions to closing, and they may not close on schedule or at all.

 Vendor Financing

   In October 1999, the Company entered into an amended and restated note purchase agreement with Lucent for the issuance of up to $12,500,00 of new series A and up to $12,500,00 of new series B notes under a vendor expansion facility in connection with prior acquisitions of licenses in certain markets. The terms of these notes issued under these facilities are identical to the original Lucent series A and series B notes.

   In addition, pursuant to the amended and restated Lucent note purchase agreement, Lucent has agreed to make available up to an additional $50.0 million of new vendor financing not to exceed an amount equal to 30% of the value of equipment, software and services provided by Lucent in connection with any additional markets we acquire. This $50.0 million of availability is subject to a reduction up to $20.0 million on a dollar for dollar basis of any additional amounts Lucent otherwise lends to the Company for such purposes under our senior credit facility (see Note 4). Any notes purchased under this vendor financing facility would be divided equally between Lucent series A and series B notes.

   The terms of Lucent series A and series B notes issued under these expansion facilities would be identical to the terms of the original Lucent series A and series B notes as amended, including a maturity date of October 23, 2009.

   In addition, any Lucent series B notes issued under the vendor expansion facility will mature and will be subject to a mandatory prepayment on a dollar for dollar basis out of the net proceeds of any future public or private offering or sale of debt securities, exclusive of any private placement of notes issued to finance any additional markets and borrowings under the senior credit facilities or any replacement facility.